DAVIES	155 Wellington Street West Toronto, ON M5V 3J7 Canada dwpv.com	File 271873

April 22, 2020

Organigram Holdings Inc.
35 English Dr.
Moncton, NB E1E 3X3

Prospectus Supplement of Organigram Holdings Inc.

We refer to the prospectus supplement (to a short form base shelf prospectus dated November 22, 2019) of Organigram Holdings Inc. dated April 22, 2020 (the "Prospectus Supplement").

We hereby consent to the use of our firm name under the headings "Legal Matters and Interest of Experts" and "Documents Filed as Part of the Registration Statement" in the Prospectus Supplement and consent to the use of our firm name and the reference to our legal opinion under the heading "Certain Canadian Federal Income Tax Considerations" in the Prospectus Supplement, which legal opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is derived from our legal opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such legal opinion.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Davies Ward Philips & Vineberg LLP